

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

July 14, 2022

Oleksiy Lubinsky
Chief Executive Officer
Rentberry Inc.
201 Spear Street
Suite 1100
San Francisco, CA

> **Re: Rentberry Inc.**
> **Post Effective Amendment to Registration Statement on Form S-1**
> **Filed June 28, 2022**
> **File No. 024-11437**

Dear Mr. Lubinsky:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment to Form S-1 filed June 28, 2022

Directors, Executive Officers and Significant Employees, page 34

1.  Please advise whether your principal place of business is the United States. Confirm that your management primarily directs, controls, and coordinates your activities from the United States or Canada. See Rule 251(b) of Regulation A and Compliance and Disclosure Interpretation No. 182.03.

General

2.  We note that a material portion of your operations is conducted in Ukraine. Please describe the direct or indirect impact of Russia's invasion of Ukraine on your business. In addition, please also consider any impact:
    *   resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of

> any risks that may impede your ability to sell assets located in Ukraine, including due to sanctions affecting potential purchasers;
> - resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
> - that may result if Russia or another government nationalizes your assets or operations in Ukraine. If the impact is not material, please explain why.

3.  Please identify any sanctions imposed as a result of the conflict in Ukraine that are applicable to your business and describe the impact on the company and investors.

If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Jamie Ostrow